January 19, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission

Attention: Jessica Plowgian

Mail Stop 3720

100 F Street N.E.

Washington, DC 20549

Re:	Atlas Acquisition Holdings Corp. (the “Company”) Amendment No. 1 to Preliminary Merger Proxy Statement on Schedule 14A File No. 001-33927 Filed January 12, 2010

Ladies and Gentlemen:

We express our appreciation for your prompt review of Amendment No. 1 to the preliminary merger proxy statement (the “Proxy Statement”). On behalf of the Company, we are responding to comments on the Proxy Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2010. In conjunction with these responses, the Company is filing Amendment No. 2 to the Proxy Statement (the “Amendment”) via the Commission’s EDGAR system.

The Company is also delivering four marked courtesy copies of the Amendment by courier to you today.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Summary of the Proxy Statement

The Pre-Closing Charter Amendment Proposal

1.	Staff Comment: Please expand your disclosure about this proposal to address the impact a large number of holders of Public Shares electing to convert those shares to cash would have on the funds available in your trust account following the merger.

Company Response: Pursuant to the Staff’s request, the Company has expanded its disclosure about the Pre-Closing Charter Amendment Proposal to clarify that approval will likely result in less funds being available to repay Select Staffing indebtedness and for working capital than what would have been the case had conversion rights been limited to holders of Public Shares who voted against the Merger.

Prepayment of Select Staffing Debt

2.	Staff Comment: We note your response to comment 12 from our letter dated January 7, 2010. Please further revise your disclosure here and on page 119 to disclose the accrued and unpaid interest on the outstanding second lien loans as of a recent date. In addition, we note your statement that holders of 92% of the outstanding second lien debt agreed to the amendment. We also note your statement that the cash payment and 7.8 million shares are subject to reduction to the extent less than all holders consent to the amendment. Please clarify whether the holders of the remaining 8% of the debt still have the option to receive cash and shares of stock in lieu of retaining their debt. If a portion of the second lien term loan remains outstanding after consummation of the Merger, please clarify whether such loans will remain due on December 31, 2014.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure to include the accrued and unpaid interest on the outstanding second lien loans as of January 19, 2010. In addition, the Company has revised the disclosure to clarify that holders of the remaining 8% of the second lien loans have until three days prior to the consummation of the Merger to accept their pro rata share of the cash and Series A preferred stock consideration. The Company has also revised the disclosure to state that second lien term loans remaining outstanding after consummation of the Merger will remain due on December 31, 2014.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 19, 2010

Ownership of Our Company Following the Merger

3.	Staff Comment: We note your response to comment 14 from our letter dated January 7, 2010. Please further revise your disclosure to specifically address Mr. Sorensen’s ownership of the company after the Merger in each of the scenarios discussed on page 12.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure under “Ownership of Our Company Following the Merger” to include Mr. Sorensen’s ownership in each of the scenarios discussed in that section.

Actions that May be Taken to Secure Approval of Our Stockholders

4.	Staff Comment: We note your response to comment 21 from our letter dated January 7, 2010. Please further revise your disclosure to explain more specifically the impact of any such transactions on the ownership of the company pre-Merger and post-Merger.

Company Response: Pursuant to the Staff’s request, the Company has revised the summary disclosure with respect to “Actions that May Be Taken to Secure Approval of Our Stockholders” to explain more specifically that any such post-Merger purchases would reduce the Company’s public float and number of beneficial owners.

Risk Factors

“Prior to consummation of the Merger, Select Staffing intends to forgive up to $87.8 million of certain related party loans…”

5.	Staff Comment: Please reconcile the amounts to the pro forma adjustments (11) and (12) on page P-5 and pro forma adjustment (6) on page P-11.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the risk factor to clarify that the $87.8 million amount reflected in the risk factor is based on the $48.6 million outstanding amount due from Par Alma Alliance as of January 19, 2010, not the $57.2 million balance as of October 4, 2009 that is reflected in the notes to the pro forma financial statements. In addition, those notes have been revised to clarify the different elements of the $94.6 million of notes receivable from shareholders and the additional $1.7 million other related party receivable. Please be advised that such $1.7 million other receivable is also referenced in the risk factor on pages 32-33.

“The NYSE Amex may delist our securities…”

6.	Staff Comment: Please revise your disclosure to address the risk that your purchases of Public Shares from stockholders prior to the merger as well as the election of certain stockholders to convert their Public Shares into cash may result in there being very few public stockholders of the company, which may impact your ability to meet the minimum number of holders requirement for continued listing on the NYSE.

Company Response: Pursuant to the Staff’s request, the Company has revised the indicated risk factor to address the risk that purchases of Public Shares by the Company prior to the Merger or the conversion of Public Shares by a significant number of holders may impact the Company’s ability to meet the NYSE or NASDAQ minimum number of holders requirement.

“We will have less cash to repay indebtedness…”

7.	Staff Comment: We note your response to comment 26 from our letter dated January 10, 2010. This risk factor does not appear to address the risk that you will have less cash to repay indebtedness and for working capital after the Merger if you purchase a significant number of shares from stockholders prior to the meeting. Please revise or advise.

Company Response: Pursuant to the Staff’s request, the Company has revised the indicated risk factor to address the risk that the Company will have less cash to repay indebtedness and for working capital after the Merger if the Company purchases a significant number of Public Shares.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 19, 2010

“Conversion of our outstanding warrants into common stock…”

8.	Staff Comment: We note your response to comment 28 from our letter dated January 10, 2010. Please revise this risk factor, or include a new risk factor, to address the possible dilution your stockholders will experience upon issuance of the Series A preferred stock upon retirement of Select Staffing’s second lien debt.

Company Response: Pursuant to the Staff’s request, the Company has added a new risk factor to address the possible dilution that the Company’s stockholders will experience upon issuance of the Series A preferred stock. In addition, the Company has moved both the indicated risk factor and the new risk factor from page 48 to page 46 and 47 in order to place them under the appropriate subheading in the “Risks Factors” section.

Select Staffing Management’s Discussion and Analysis of Financial Condition and Results of Operations

Anticipated Accounting Treatment

9.	Staff Comment: We note your revised disclosures that “designees of Select Staffing will constitute half of the members of [y]our board of directors.” Considering this and your other reasons disclosed, please tell us why Select Staffing is the accounting acquirer. Refer to your basis in the accounting literature.

Company Response: The Company respectfully advises the Staff that the determination of the accounting acquirer in transactions such as the Merger is a matter of judgment, based on the particular facts and circumstances. In reaching a conclusion that Select Staffing should be viewed as the accounting acquirer and the Merger treated as a recapitalization of Select Staffing, the Company considered and analogized to the guidance on determining the accounting acquirer as found in Appendix A of SFAS 141(R) - Business Combinations. The acquirer is the entity that obtains control of the acquiree. The Company believes that, based not only on the weight of the individual factors mentioned below, but also in how they work together, Select Staffing is the accounting acquirer.

1. The acquirer is usually the entity that issues its equity interests. Both FAS 141(R) and SEC guidance indicate that the issuer of securities in a transaction is not the prima facie acquirer and that other factors need to be evaluated. Although shares of the Company will be issued to effect the acquisition, the Company believes that control of the combined entity will rest with Select Staffing.

2. Relative voting rights. The former stakeholders of the Company and Select Staffing (including, in the case of Select Staffing, both shareholders and second lien lenders) will hold in the aggregate approximately 44% and 56%, respectively, of the voting power on a post-combination basis, assuming no exercise of conversion rights by the Company’s stockholders. It should be noted that the Company’s stockholders are a broad based group of investors who will have no active involvement with the management of the combined company while there are relatively few Select Staffing shareholders with substantial ownership concentrated with D. Stephen Sorensen who will actively participate as chief executive officer in the day-to-day operations of the combined entity. Further, if the earn-out shares are issued under the terms of the Merger Agreement, the aggregate voting power of the former Select Staffing stakeholders will increase to approximately 60%.

3. Existence of a large minority voting interest. No one single owner or organized group will own in excess of 50% of the combined company’s voting power. Assuming no exercise of conversion rights by the Company’s stockholders, Mr. Sorensen, former controlling shareholder of Select Staffing, will hold approximately 39% of the combined company’s voting power (or approximately 44% if the earn-out shares are issued under the terms of the Merger Agreement), and will be the single largest stockholder.

4. Composition of the governing body. The board of directors of the combined company will consist of eight members, four of whom will be appointed by Select Staffing, three of whom will be appointed by the Company, and one who will be appointed by the second lien lenders. Although the directors appointed by Select Staffing will not constitute a majority of the board, they will represent half of the members of the board and no other interested party to the transaction has the right to appoint as many directors as Select Staffing.

5. Composition of senior management. The combined company will be managed by Select Staffing’s existing management team.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 19, 2010

6. Relative size. The accounting acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity. The total assets of Select Staffing as of October 4, 2009 were approximately $614 million. The total assets of the Company as of September 30, 2009 were approximately $200 million, consisting almost entirely of cash and investments. Total revenue of Select Staffing for the interim period ended October 4, 2009 was approximately $1.1 billion compared to no operating revenue for the Company for the period ended September 30, 2009.

Business of Select Staffing

10.	Staff Comment: We note your statements on pages 106 and 114 that according to the ASA, “no single competitor has more than a 6% share of the total U.S. market.” However, your supplemental materials dated December 17, 2009 indicate that Select Staffing’s largest competitor has more than a 6% market share. Please revise or advise.

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement to disclose that no single competitor has more than a 7% share of the total U.S. market.

Change in Independent Registered Public Accounting Firm

11.	Staff Comment: We note your response to comment 58 from our letter dated January 7, 2010. Since Select Staffing’s financial statements were audited by PWC, please tell us the reasons PWC communicated to you for not being able to “complete the work required in connection with the proxy statement for the proposed Merger within a reasonable time period.” In addition, tell us why the previous audited financial statements were required to be reaudited by BDO Seidman, LLP and Simon & Edward, LLP.

Company Response: The Company respectfully advises the Staff that Select Staffing had a relationship with, and had been audited by, PricewaterhouseCoopers LLP (“PWC”) for the past 12 years. Further, Select Staffing had been planning to continue its relationship with PWC for the fiscal year 2009 audit. In fact, PWC had already planned and performed the interim audit work and was in the process of scheduling the audit process and procedures with Select Staffing at the time the proposed transaction with the Company presented itself.

PWC analyzed the timeline and the requirements of the proposed transaction, including preparation of interim financial statements, preparation and filing of the Proxy Statement and the preparation and filing of the “jumbo” Form 8-K following the Merger, including Form 10 information with respect to Select Staffing, as well as the subsequent Form 8-K that will include Select Staffing’s fourth quarter 2009 financial results, and presented this to their national office for their consideration and approval. It was PWC’s determination that, based on their internal processes, procedures and requirements, they would be unable to meet the timeline for the proposed transaction. It was an amicable parting between PWC and Select Staffing and, as disclosed in the Proxy Statement and confirmed in PWC’s letter to the Commission, there were no disagreements as to any accounting, auditing or reporting matter, nor any other reportable matter as contemplated by Item 304 of Regulation S-K.

In order to fulfill the requirement to provide currently signed reports by independent registered public accountants covering Select Staffing’s audited financial statements to be included in the Proxy Statement and having been advised by PWC that they would not be in a position to reissue the required reports, the Company approached both BDO Seidman, LLP (“BDO”) and Simon & Edward, LLP (“Simon & Edward”) and discussed the Merger with them to determine whether they would be interested and capable of meeting the demands of this transaction. It was a natural fit for Select Staffing to approach BDO, given the historical knowledge and relationship between the companies as a result of valuation and tax work performed by BDO in prior years. As discussed with the Staff by telephone on January 15, 2010, BDO had provided Select Staffing with purchase price allocation assistance during each of 2006 and 2007 and, accordingly, was not considered to be independent with respect to those years, necessitating the engagement of Simon & Edward.

12.	Staff Comment: We note your response to comment 59 from our letter dated January 7, 2010. Please tell us in more detail the nature of each difference in auditing scopes, procedures and judgments employed by PWC and BDO Seidman, LLP. Include in your response, how these differences impacted your impairment of goodwill, intangibles and other long-lived assets and workers’ compensation insurance reserves. We note your response to comment 74.

Company Response: As noted in the Company’s response to Staff comment 11, as part of including the financial statements of Select Staffing in the Proxy Statement, the financial statements were subject to re-audit for fiscal 2008 by BDO Seidman, LLP (“BDO”) and for fiscal 2007 and fiscal 2006 by Simon & Edward, LLP. In conducting the re-audit, Select Staffing considered the

Securities and Exchange Commission

Attention: Jessica Plowgian

January 19, 2010

financial statements, as previously audited by PricewaterhouseCoopers LLP (“PWC”), to have been issued, as that term is used under EITF Topic D-86. As such, any estimate or judgment made by Select Staffing at the time of the original issuance of those financial statements in April 2009 was left as it was originally made, unless it was determined that an accounting error, as defined in SFAS 154, Accounting for Changes and Error Corrections, was made. Included within the definition of errors within SFAS 154 are “oversights or misuse of facts that existed at the time the financial statements were prepared.” As discussed with the Staff by telephone on January 15, 2010, Select Staffing has prepared an analysis of all significant error corrections made to the previously issued financial statements, which is attached to this letter as Exhibit A. Correcting entries for which no explanation is provided were considered by Select Staffing to be insignificant. Correcting entries made to Select Staffing’s statements of operations and cash flows were all directly related to the adjustments made on the balance sheets.

Also as discussed with the Staff by telephone on January 15, 2010, the difference in auditing scopes, procedures and judgments employed by PWC and BDO were not significant in connection with identifying these errors or the impact such errors had on impairment of goodwill, intangibles and other long-lived assets and workers’ compensation insurance reserves.

13.	Staff Comment: Please provide the disclosures to PWC and request them to furnish you with a letter addressed to the Commission stating whether they agree with the disclosures and if not, stating the respects in which they do not agree. In addition, file this letter with the Commission.

Company Response: In anticipation of the Current Report on Form 8-K required to be filed after consummation of the Merger, the Company had previously provided PricewaterhouseCoopers LLP (“PWC”) with the disclosures on page 120 of the Proxy Statement related to Select Staffing’s change in independent registered public accounting firms. In response to the Staff’s comment, the Company has requested that PWC furnish the Company with a letter addressed to the Commission stating whether they agree with the disclosures and if not, stating the respects in which they do not agree. Please note that the Company is supplementally providing the Staff (via facsimile and overnight courier for delivery tomorrow) a copy of this letter signed by PWC and counsel for the Company will contact the Staff to discuss how best to file such letter with the Commission, including the potential filing as an exhibit to a Current Report on Form 8-K.

Goodwill and Other Intangible Assets

14.	Staff Comment: We note your response to comment 72 from our letter dated January 7, 2010. You disclose that your asset group is each reporting unit (Staffing, Specialty, and PEO). Please tell us in more detail how you have concluded under paragraph 10 of SFAS 144 that each reporting unit is the asset group that is “the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” In addition, expand to clarify the second paragraph to discuss why the other asset groups were not required to be tested for recoverability. Since the other asset groups had no impairment, delete the Staffing and Specialty information included in the table.

Company Response: Paragraph 10 of SFAS 144 states “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. However, an impairment loss, if any, that results from applying this Statement shall reduce only the carrying amount of a long-lived asset or assets of the group in accordance with paragraph 14.”

The Company respectfully advises the Staff that the lowest level of identifiable cash flows, assets and liabilities and intangible assets that Select Staffing tracks is at the business unit level, or the PEO, Specialty and Staffing groups. There are several operational factors that have contributed to this:

•

Consolidated Billing: Select Staffing has a large volume of national accounts with activity across many branches, regions and states. These clients generally require consolidated billing and customer relationship management and are indifferent as to the branch, region or state in which the billing occurred. An example of this is Select Staffing’s relationship with Bank of America and their staffing needs nationwide. Further, it is not uncommon for the client relationship to move from branch to branch and region to region as their business grows and/or shifts. This would make tracking cash flows at the branch level virtually impossible.

•

Consolidation of Acquired Branches: One of the primary benefits of Select Staffing’s acquisitions is the opportunity to aggregate revenue of acquired branches with Select Staffing’s existing locations and close overlapping branches. Depending on the acquisition, the closure rate ranges between 30-90+%. Existing clients serviced by branch locations that are closed are generally folded into the surviving branches’ client lists.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 19, 2010

•

Closure of Existing Branches: It is not uncommon for Select Staffing to determine that an existing branch should be closed due to billing volume, estimated gross margins, lease issues, loss of an anchor client, or for a variety of other reasons. If a client serviced by a closing branch is relatively large, it may be serviced by a “vendor on premise.” Others may simply be serviced by a neighboring branch.

•

Fixed Assets: Due to branch level dynamics associated with growth, seasonality and changing clients, there is frequent “right-sizing” of branches as well as closures and openings. As a result, fixed assets shift regularly to and from branches. Although there are some assets, such as leasehold improvements, that are tracked at the branch level and are individually assigned to a branch, in large part, assets are tracked at the legal entity level. For that reason, Select Staffing determined that fixed assets are to be tracked at the corporate level.

These examples and others represent how dynamic Select Staffing’s branches and/or regions are and why the business unit level is the lowest level for tracking customer relationships, assets and liabilities, and cash flows.

When Select Staffing performed its impairment evaluation, Select Staffing’s management grouped its long-lived assets and liabilities after analyzing the identifiable cash flows. These cash flows were separated from the cash flows of all other assets. Select Staffing and its consultants (valuation experts) determined the fair value of the impaired assets, which were the PEO Customer Relationships, whose fair value of assets was determined to be less than its book value.

In addition, pursuant to the Staff’s request, the Company has expanded the disclosure in the Proxy Statement to clarify why other asset groups were not required to be tested for recoverability and has deleted Staffing and Specialty from the applicable table.

Select Staffing Compensation Discussion and Analysis

Elements of Compensation of Executive Officers

15.	Staff Comment: We note your statement that the determination of Mr. Mitchell’s annual bonus for fiscal 2009 has not yet been determined. Please disclose the criteria that will be used to determine the amount of this bonus and indicate whether there is a minimum or maximum amount that may be awarded. We note your disclosure on page 150 that such bonus will be “discretionary.” Please also disclose when you anticipate the bonus will be awarded and indicate why Mr. Mitchell was not awarded an annual bonus in 2008.

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement to disclose that (i) there is no established criteria for determining Mr. Mitchell’s fiscal 2009 bonus, (ii) there is no minimum or maximum amount that he may be awarded and (iii) Select Staffing anticipates Mr. Mitchell’s fiscal 2009 bonus, if any, will be awarded in March 2010 following the completion of Select Staffing’s fiscal 2009 audit. In addition, the Company has revised the Proxy Statement to disclose that the equity grant received by Mr. Mitchell on January 23, 2009 was in lieu of a cash bonus for fiscal 2008. The Company believes that the factors used to determine Mr. Mitchell’s bonus for fiscal 2008 may be instructive of the factors that will be used for fiscal 2009 and, accordingly, has revised the disclosure to include such factors.

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet…

Pro Forma Adjustments to the Consolidated Statements of Operations…

16.	Staff Comment: Please refer to pro forma adjustments (11) and (12) on page P-5 and pro forma adjustment (6) on page P-11. Disclose the impact any donation will have on the pro forma financial statements.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the note corresponding to adjustment (6) to the pro forma statements of operations to clarify that the portion of the loans being forgiven will be treated as compensation with the portion (if any) of such loans being donated treated as an expense. In either case, such amounts would be

Securities and Exchange Commission

Attention: Jessica Plowgian

January 19, 2010

non-recurring charges and, accordingly, not reflected in the pro forma statements of operations for the periods presented. In addition, the Company has revised the disclosure in the notes corresponding to adjustments (11) and (12) to the pro forma balance sheet to make conforming changes.

Proxy Card

17.	Staff Comment: Please revise your proxy card to indicate that if the Merger Proposal is not approved, the Post-Closing Charter Amendment Proposal, the Cumulative Voting Proposal, the Director Election Proposal and the Incentive Plan Proposal will not be presented to your stockholders for a vote.

Company Response: Pursuant to the Staff’s request, the Company has revised the stockholder proxy card to indicate that if the Merger Proposal is not approved, the Post-Closing Charter Amendment Proposal, the Cumulative Voting Proposal, the Director Election Proposal and the Incentive Plan Proposal will not be presented to stockholders for a vote.

*  *  *  *

Your continued prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney

For the Firm

BHB:ksl

cc:	James N. Hauslein Gaurav V. Burman

EXHIBIT A

Supplemental Disclosure of Errors – Accounts Receivable

2007
Reported Amounts:

Originally Reported:	$206,455
As Restated:	197,710

Change:	$(8,745)

Analysis:

Purchase Accounting Errors – prior years:	$(4,800	)(A)
Purchase Accounting Errors – current year:	(300	)(B)
Reserve Calculation Errors – current year:	(3,800	)(C)
Misc. (immaterial):	155

Change:	$(8,745)

2008
Reported Amounts:

Originally Reported:	$165,336
As Restated:	155,646

Change:	$(9,690)

Analysis:

Purchase Accounting Errors – prior years:	$(5,100	)(A, B)
Reserve Calculation Errors – prior year:	(3,800	)(C)
Purchase Accounting Errors – current year:	(700	)(D)
Misc. (immaterial):	(90)

Change:	$(9,690)

(A)	Errors related to the initial carrying value for acquired accounts receivable related to business acquisitions made by Select Staffing in 2006 and prior years. Under FAS 141, receivables should be recorded at present values of amounts to be received less allowances for uncollectible amounts. At the time of the acquisitions, no review of the acquired receivables was conducted. Had such a review been done, it would have been noted that accounts acquired were significantly past due, over 365+ days of age, and that certain receivables were from customers in bankruptcy and other financial duress. In error, these factors were not assessed and included in an allowance for doubtful accounts. The correction of these errors was an increase in the accounts receivable reserve account and an offsetting adjustment to the opening purchase price allocation (goodwill).
(B)	Additional valuation errors were made by Select Staffing relating to acquisitions in 2007. These errors mirrored those described in Note A above and also led to recording errors in the carrying value for the acquired accounts receivable. The correction of these errors was an increase in the accounts receivable reserve account and an offsetting adjustment to the opening purchase price allocation (goodwill).
(C)	Through internal review it was determined that the accounts receivable reserve was understated as of December 30, 2007 due to a miscalculation by the active credit and collections manager. This resulted from the improper calculation of required reserves for accounts aged over one year, namely that the reserve assigned to them was 50% of all outstanding balances when the historical experience of Select Staffing showed that accounts aged over one year were rarely collected, thereby requiring a 100% valuation allowance. A correcting entry was recorded to increase the accounts receivable reserve for all accounts aged past one year with an offset to bad debt expense in 2007.
(D)	Similar errors were made in 2008 related to the valuation of acquired accounts receivable resulting in an additional adjustment of approximately $700. These errors mirrored those described in Note A above. The correction of these errors was an increase in the accounts receivable reserve account and an offsetting adjustment to the opening purchase price allocation (goodwill).

Supplemental Disclosure of Errors – Property & Equipment

2007
Reported Amounts:

Originally Reported:	$29,479
As Restated:	22,950

Change:	$(6,529)

Analysis:

Asset Impairment – current year:	$(7,000	)(A)
Misc. (immaterial):	471

Change:	$(6,529)

2008
Reported Amounts:

Originally Reported:	$32,915
As Restated:	24,943

Change:	$(7,972)

Analysis:

Asset Impairment – prior year:	$(7,000	)(A)
Misc. (immaterial):	(972)

Change:	$(7,972)

(A)	An aircraft owned by Trishan Air, Inc. was involved in an accident in 2007. Previously, Select Staffing failed to recognize a loss from this incident on the belief that it had adequate insurance. The assessed damage to the plane totaled $7,000. The insurance carrier denied the claim when presented with it. In accordance with FIN 30, Select Staffing should have recognized the loss in the period the accident occurred and performed a separate analysis of the potential insurance recovery. As of the date of this letter, $1.15 million has been recovered under associated litigation which resulted in an award from Select Staffing’s insurance broker. An adjusting entry was made to impair the asset and record impairment expense in the year the accident occurred. An adjusting entry was made to impair the asset and record impairment expense in the year the accident occurred.

Supplemental Restatement Disclosures – Non-current prepaid workers’ compensation

2007
Reported Amounts:

Originally Reported:	$16,506
As Restated:	25,178

Change:	$8,672

Analysis:

Purchase Accounting:	$8,672	(A)

Change:	$8,672

(A)	During the re-audit process of the 2007 financial statements, it became apparent that the prepaid balances of the acquired company did not reflect the collateral as held by the insurance carriers. The correcting entry of $8,672 debited workers’ compensation prepaid and credited goodwill associated with the Tandem acquisition.

Supplemental Disclosure of Errors – Other Assets

2007
Reported Amounts:

Originally Reported:	$28,587
As Restated:	25,656

Change:	$(2,931)

Analysis:

Capitalized Aircraft Repair Cost – current year:	$(1,200	)(A)
Rental Deposits – current year:	(1,600	)(B)
Misc. (immaterial):	(131)

Change:	$(2,931)

2008
Reported Amounts:

Originally Reported:	$34,274
As Restated:	28,067

Change:	$(6,207)

Analysis:

Capitalized Aircraft Repair Cost – prior year:	$(1,200	)(A)
Rental Deposits – prior year:	(1,600	)(B)
Capitalized Aircraft Repair Cost – current year:	(2,600	)(C)
Misc. (immaterial):	(807)

Change:	$(6,207)

(A)	Repair and alternative travel costs related to the downed aircraft, mentioned previously, were originally capitalized by Select Staffing. It was determined through review of the leasing agreement that the cost to repair the plane was to be assumed by the leasing party, an entity controlled by Select Staffing’s principal shareholder. All amounts capitalized in 2007 were therefore reclassified to his shareholder note.
(B)	Through review of Select Staffing’s deposits associated with rental locations it was determined that Select Staffing was carrying a number of historical deposits that had either previously been collected or applied against repairs and restorations to locations that had been vacated. Accordingly, no asset existed and the correcting entry was made to credit the deposits account and debit expense.
(C)	Additional repair and alternative travel costs related to the downed aircraft, mentioned previously, were capitalized by Select Staffing. It was determined through review of the leasing agreement that the cost to repair the plane was to be assumed by the leasing party, an entity controlled by Select Staffing’s principal shareholder. All amounts capitalized in 2008 were therefore reclassified to his shareholder note.

Supplemental Disclosure of Errors – Goodwill

2007
Reported Amounts:

Originally Reported:	$72,105
As Restated:	78,576

Change:	$6,471

Analysis:

Purchase Price Allocation Error – prior year:	$16,300	(A)
Deferred Tax Liability (Remedy) – prior year:	(6,458	)(B)
Deferred Tax Liability (Tandem) – current year:	(2,611	)(C)
Misc. (immaterial):	(760)

Change:	$6,471

2008
Reported Amounts:

Originally Reported:	$116,619
As Restated:	129,613

Change:	$12,994

Analysis:

Purchase Price Allocation Error – prior year:	$16,300	(A)
Deferred Tax Liabilities – prior year:	(9,069	)(B,C)
Deferred Tax Liability Reversal – current year:	2,611	(C)
Purchase Price Errors – current year:	1,700	(D)
Revision of Purchase Classification – current year:	714	(E)
Misc. (immaterial):	738

Change:	$12,994

(A)	In connection with the acquisition of Remedy in 2006, the amount allocated to the Remedy trade name was inappropriately based on a cash flow model using revenues of the entire acquired company; however, Select Staffing had planned to only use the trade name for the acquired franchise division. As specified under paragraphs B99 and B100 of FAS 141, the entity specific usage of intangibles should be taken into account for the purchase price allocated to those assets. When using a smaller cash flow base, it became evident there was an over-allocation to the Remedy trade name in the amount of $16,300. A reclassification entry of trade names to goodwill was recorded.
(B)	An adjustment to decrease the deferred tax liability was recorded based on the change in amortizable intangible assets associated with the trade name correction above. The entry was a debit to the deferred tax liability and credit to goodwill.
(C)	Originally, an adjustment was made in 2008 to the purchase price allocation to record an additional liability for Tandem Staffing Solution’s workers’ compensation accrual. As a result of this adjustment, an associated deferred tax liability adjustment was required. The entry was initially recorded in 2008 so as not to restate prior years. Through the re-audit process, it was determined that the entry should be recorded in 2007, which was the appropriate year of the acquisition. Therefore, an entry to debit goodwill and credit the deferred tax liability was entered to reverse the original entry in 2008 and an entry to debit the deferred tax liability and credit goodwill was recorded in 2007 to record the entry properly.
(D)	Errors were discovered in relation to accounts receivable reserves as detailed in Note F (Supplemental Disclosure of Errors – Accounts Receivable) above, which total $700. Further, an error in the purchase accounting for the 2008 acquisition of East-West Staffing was discovered related to un-accrued balances for compensated absences of $1,000.
(E)	It was determined that two of the acquisitions that Select Staffing made in 2008 had been improperly recorded as asset acquisitions rather than business acquisitions under EITF 98-3. After review of the acquisitions, it was determined that the acquired businesses represented a self-sustaining enterprise capable of producing future economic returns. Furthermore, it was determined that the acquired companies possessed the inputs necessary to generate revenues after the transfer of the business from the prior owner. Correcting entries were made to reclassify amounts originally recorded to fixed assets to allocate to goodwill and intangibles.

Supplemental Disclosure of Errors – Intangibles

2007
Reported Amounts:

Originally Reported:	$190,588
As Restated:	174,254

Change:	$(16,334)

Analysis:

Purchase Price Allocation Error – prior year:	$(16,300	)(A)
Misc. (immaterial):	(34)

Change:	$(16,334)

2008
Reported Amounts:

Originally Reported:	$173,912
As Restated:	147,854

Change:	$(26,058)

Analysis:

Purchase Price Allocation Error – prior year:	$(16,300	)(A)
Core Customer List Impairment – current year:	(36,200	)(B)
Impairment Charge Reversal – current year:	16,300	(C)
Revision of Purchase Accounting – current year	6,000	(D)
Revision of Purchase Classification – current year:	2,300	(E)
Purchase Price Allocation Error – current year:	1,000	(F)
Misc. (immaterial):	842

Change:	$(26,058)

(A)	See Note A under Supplemental Disclosures of Errors – Goodwill above.
(B)	As originally valued, the Remedy, Tandem, and Ablest acquisitions had indefinite customer lives assigned to the core customer lists. Therefore, indefinite cash flows had been used to value these assets. Through review, it was subsequently determined that the attrition rate of these core customers did not warrant an indefinite life classification. Based on review of the attrition data, a 14-year useful life was assigned. When the future cash flows were modeled based on the revised life, it was determined that an impairment entry was required to decrease the core customer lists to their applicable fair values.
(C)	The adjustment, as mentioned in Note A above, was originally recorded as an impairment charge in 2008 rather than as an adjustment to the original purchase accounting. As previously disclosed, the original amount was inappropriately determined, and thus, the impairment of this incorrect amount in 2008 was an error. This adjustment corrects that impact.
(D)	Through review of the acquisition accounting for a business acquired by Select Staffing in 2008, it was determined that a contingent liability associated with an earn-out clause in the purchase agreement had not been accounted for properly. The provision called for contingent payments to be made for $6,000 based on future revenue streams associated with the acquired business. It was determined that the probability of such payments becoming due was beyond a reasonable doubt and therefore an adjustment to the purchase accounting was made debiting goodwill and crediting both a current and long-term liability based on the structure of the payment tail.
(E)	It was determined that an acquisition made by Select Staffing in 2008 had been improperly recorded as asset acquisition rather than business acquisition under EITF 98-3. Correcting entries were made to reclassify amounts previously recorded as fixed assets and allocate the excess purchase price between goodwill and intangibles.
(F)	In December 2008, Select Staffing acquired East-West Staffing and recorded preliminary entries to allocate the excess purchase price to goodwill and intangibles. Subsequently, Select Staffing had a formal valuation of the intangible assets performed and an adjusting entry was required to adjust the balance of intangibles to the stated values. The adjustment reflected a debit to intangible assets and a credit to goodwill.

Supplemental Restatement Disclosures – Accounts Payable

2007
Reported Amounts:

Originally Reported:	$25,858
As Restated:	28,055

Change:	$2,197

Analysis:

Escheatment – prior years:	$2,093	(A)
Escheatment – current year:	478	(A)
Misc. (immaterial):	(374)

Change:	$2,197

2008
Reported Amounts:

Originally Reported:	$19,896
As Restated:	23,760

Change:	$3,864

Analysis:

Above Changes – prior years:	$2,197
Escheatment – current year:	1,228	(A)
Misc. (immaterial):	(439)

Change:	$3,864

(A)	Select Staffing erroneously failed to record any escheatment liability as required under the escheatment laws of each state since its origination. Select Staffing analyzed the payments and check clearing history for all of its bank accounts back to 1985 to properly accrue for this statutory liability. Select Staffing’s historical practice was to void any/all checks once they aged 180 days on the outstanding check report. To correct this erroneous practice, Select Staffing recorded a liability and associated expense in 2006 for the total amount incurred from 1985 through 2006. This resulted in a credit to the accrual account and a debit to the P&L in 2006 of $2,571 ($2,093 for 2005 and prior, $478 for 2006). The 2008 effect of this erroneous practice resulted in an additional accrual of $1,228.

Supplemental Restatement Disclosures – Accrued Expenses

2007
Reported Amounts:

Originally Reported:	$25,068
As Restated:	26,209

Change:	$1,141

Analysis:

CA SUI – prior years:	$3,372	(A)
CA SUI – current year:	135	(A)
Def. Comp reclass – current year:	(2,804	)(B)
Misc. (immaterial):	438

Change:	$1,141

2008
Reported Amounts:

Originally Reported:	$22,857
As Restated:	29,278

Change:	$6,421

Analysis:

Above Changes – prior years:	$1,141
Legal – current year:	1,185	(C)
Acquisition Earn-Out – current year:	3,000	(D)
CA SUI – current year:	140	(A)
Accrued Liabilities – current year:	955	(E)

Change:	$6,421

(A)	To record an additional liability for the assessed liability for California state unemployment insurance premiums based on notification received from the California Employment Development Department (“EDD”) in 2004. The entry made to accrue the CA EDD SUI liability is a debit to Other Expenses and a credit to Accrued Expenses. The entry made to record the interest on the unpaid assessment is a debit to Interest Expense and a credit to Accrued Expenses.
(B)	Select Staffing erroneously classified its deferred compensation plan as a current liability when it should have been classified as a long-term liability. To correct this error Select Staffing made an entry to debit Accrued Expenses and credit Long-term Liabilities for $2,804.
(C)	Select Staffing failed to record a liability for a litigation settlement and the correcting entry was required. The entry was a debit to SG&A and a credit to Accrued Expenses.
(D)	Through review of the acquisition accounting for a business acquired by Select Staffing in 2008, it was determined that a contingent liability associated with an earn-out clause in the purchase agreement had not been accounted for properly. The provision called for contingent payments to be made for $6,000 based on future revenue streams associated with the acquired business. It was determined that the probability of such payments becoming due was beyond a reasonable doubt and therefore an adjustment to the purchase accounting was made debiting goodwill and crediting both a current and long-term liability based on the structure of the payment tail.
(E)	During the re-audit it was discovered that liabilities associated with compensated absences balances for East-West Staffing, an acquisition made by Select Staffing in late 2008, had not been recorded. An entry was made to debit intangible assets and goodwill and credit accrued liabilities in the year of the acquisition as an adjustment to the purchase accounting.

Supplemental Restatement Disclosures – Workers’ Compensation Insurance Reserve (long-term)

2007
Reported Amounts:

Originally Reported:	$11,210
As restated:	16,663

Change:	$5,423

Analysis:

Purchase Accounting:	$5,423	(A)

2008
Reported Amounts:

Originally Reported:	$19,160
As Restated:	27,849

Change:	$8,689

Analysis:

Purchase Accounting – prior years:	$5,424	(A)
Purchase Accounting – current year:	3,265	(B)

Change:	$8,689

(A)	This was primarily due to a correction of a purchase accounting error related to Tandem. During the re-audit process, it became apparent that no actuarial study was completed as of the date of acquisition. The original entry recording this reserve balance was incorrectly based on the acquirees’ internal data without substantiation of value as required pursuant to FAS 141. The correction to purchase accounting debited the intangibles associated with the acquisition and credited the reserve.
(B)	This was primarily due to a correction of a purchase accounting error related to East-West Staffing. During the re-audit process, it became apparent that no actuarial study was completed as of the date of acquisition. The original entry recording this reserve balance was incorrectly based on the acquirees’ internal data and their captive insurer without substantiation of fair market value as required pursuant to FAS 141. The correction to purchase accounting debited the intangibles associated with the acquisition and credited the reserve.

Supplemental Restatement Disclosures – Deferred Tax Liabilities

2007
Reported Amounts:

Originally Reported:	$48,205
As Restated:	38,916

Change:	$(9,289	)(A)

2008
Reported Amounts:

Originally Reported:	$10,921
As Restated:	13,269

Change:	$2,348	(A)

(A)	To adjust deferred taxes for revised book tax temporary differences resulting from the error corrections.

Supplemental Restatement Disclosures – Other Long-Term Liabilities

2007
Reported Amounts:

Originally Reported:	$986
As Restated:	3,790

Change:	$2,804

Analysis:

Def. Comp reclass – prior year:	$2,804	(A)

Change:	$2,804

2008
Reported Amounts:

Originally Reported:	$4,443
As Restated:	9,930

Change:	$5,487

Analysis:

Above Changes – prior years:	$2,804	(A)
Acquisition Earn-Out – current year:	3,000	(B)
Misc. (immaterial):	(317)

Change:	$5,487

(A)	See Note B under Supplemental Restatement Disclosures – Accrued Expenses above.
(B)	See Note D under Supplemental Restatement Disclosures – Accrued Expenses above.